Filed Pursuant to Rule 424(B)(2)
Registration Statement No. 333-130074

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated September 25, 2007.

Pricing Supplement to the Prospectus dated December 5, 2006, the Prospectus Supplement dated December 5, 2006, and the
Prospectus Supplement No. 634 dated June 1, 2007 — No.

The Goldman Sachs Group, Inc. Medium-Term Notes, Series B $ Index-Linked Notes due 2010 (Linked to the S&P® 500 Index)

        The amount you will receive on your notes on the stated maturity date (which will be set on the trade date and is expected to be approximately three years from the original issue date, subject to postponement as described elsewhere in this pricing supplement) will be based on the performance of the S&P® 500 Index, as measured during the period beginning on the trade date through the determination date (which will be set on the trade date and is expected to be five trading days prior to the stated maturity date, subject to postponement as described elsewhere in this pricing supplement).

        On the stated maturity date, for each of your notes we will pay you an amount in cash equal to the $1,000 face amount plus the supplemental amount, if any. We will determine the supplemental amount by first calculating the rate of increase or decrease in the index, which we refer to as the “index return”.

        The index return will be determined as follows: First, we will subtract the initial index level (which will be set on the trade date) from the final index level (which will be the closing level of the index on the determination date). Then, we will divide the result by the initial index level, and express the resulting fraction as a percentage.

        For each $1,000 face amount of notes, we will calculate the supplemental amount as follows:

•	If the final index level is greater than the initial index level, the supplemental amount will be the product of (a) the $1,000 face amount multiplied by (b) the participation rate of 100% multiplied by (c) the index return, subject to the maximum supplemental amount, which will equal 33.6% of the $1,000 face amount, or $336.
•	If the final index level is equal to or less than the initial index level, the supplemental amount will be zero.

        Because the final index level may be equal to or less than the initial index level, you may not receive any supplemental amount at maturity. You will not be paid any interest and no other payments will be made prior to the stated maturity date. In addition, the amount payable on your notes is capped.

        Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Summary Information” on page S-2 in this pricing supplement and the general terms of the index-linked notes found in “General Terms of the Index-Linked Notes” on page S-29 of the accompanying prospectus supplement no. 634.

        Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the issue price. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-19 of the accompanying prospectus supplement no. 634 and “Summary Information — Key Terms — Additional Risk Factors Specific to Your Notes” on page S-3 in this pricing supplement so that you may better understand those risks.

Original issue date (settlement date): , 2007	Original issue price: % of the face amount
Underwriting discount: % of the face amount	Net proceeds to the issuer: % of the face amount

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

        Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

        “Standard & Poor’s 500®”, “S&P®”, “Standard & Poor’s®” and “S&P 500®” are trademarks of The McGraw-Hill Inc. and are licensed for use by Goldman, Sachs & Co. and its affiliates. The notes are not sponsored, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representations regarding the advisability of investing in the notes.

Goldman, Sachs & Co.

Pricing Supplement dated         , 2007

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS AND PROSPECTUS SUPPLEMENTS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Prospectus dated December 5, 2006
Prospectus Supplement dated December 5, 2006
Prospectus Supplement No. 634 dated June 1, 2007

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 5, 2006, as supplemented by the accompanying prospectus supplement, dated December 5, 2006, of The Goldman Sachs Group, Inc., and references to the “accompanying prospectus supplement no. 634” mean the accompanying prospectus supplement no. 634, dated June 1, 2007, of The Goldman Sachs Group, Inc., to the accompanying prospectus.

       This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Index-Linked Notes” on page S-29 of the accompanying prospectus supplement no. 634.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Index: S&P® 500 Index, as published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s”)

Specified currency: U.S. dollars (“$”)

Face amount: each note will have a face amount of $1,000; $        in the aggregate for all the offered notes

Terms to be specified in accordance with the accompanying prospectus supplement no. 634:

•	type of notes: notes linked to a single index
•	maximum supplemental amount: yes, as described below
•	minimum supplemental amount: not applicable
•	averaging dates: not applicable
•	interest: not applicable
•	redemption right or price dependent redemption right: not applicable

Payment amount: we will pay you for each $1,000 face amount of your notes on the stated maturity date an amount in cash equal to the sum of the $1,000 face amount plus the supplemental amount, if any

Supplemental amount (for each $1,000 face amount of notes):

•	if the final index level is greater than the initial index level, the supplemental amount will equal the lesser of (i) the product of (a) the $1,000 face amount multiplied by (b) the participation rate multiplied by (c) the index return and (ii) the maximum supplemental amount; or
•	if the final index level is equal to or less than the initial index level, the supplemental amount will equal zero

Initial index level (to be determined on the trade date): the level of the index on the trade date

Final index level: the closing level of the index on the determination date, except in the limited circumstances described under “General Terms of the Index-Linked Notes — Payment of Principal on Stated Maturity Date — Consequences of a market disruption event or a non-trading day” on page S-33 of the accompanying prospectus supplement no. 634 and subject to adjustment as provided under “General Terms of the Index-Linked Notes — Discontinuance or modification of the index” on page S-36 of the accompanying prospectus supplement no. 634

Participation rate: 100%

Maximum supplemental amount: 33.6% of the $1,000 face amount, which equals $336

Index return: the quotient of (1) the final index level minus the initial index level divided by (2) the initial index level, expressed as a percentage

Closing level: the closing level of the index, or any successor index, published by the index sponsor at the regular weekday close of trading of the relevant exchanges for the stocks underlying the index on the relevant trading day

Trade date:       , 2007

Original issue date (Settlement date):       , 2007

Stated maturity date (to be determined on the trade date): expected to be approximately three years after the original issue date, unless postponed as described under “General Terms of the Index-Linked Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-32 of the accompanying prospectus supplement no. 634

Determination date (to be determined on the trade date): expected to be the fifth scheduled trading day prior to the originally scheduled stated maturity date, unless postponed as described under “General Terms of the Index-Linked Notes — Payment of Principal on Stated Maturity Date — Determination Date — Notes Linked to a Single Index” on page S-32 of the accompanying prospectus supplement no. 634

No interest: the offered notes will not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the offered notes will not be subject to redemption right or price dependent redemption right

Calculation agent: Goldman, Sachs & Co.

Business day: as described under “General Terms of the Index-Linked Notes — Special Calculation Provisions — Business Day” on page S-38 of the accompanying prospectus supplement no. 634

Trading day: as described under “General Terms of the Index-Linked Notes — Special Calculation Provisions — Trading Day” on page S-38 of the accompanying prospectus supplement no. 634

CUSIP no.: 38143UCE9

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page S-42 of the accompanying prospectus supplement no. 634

ERISA: as described under “Employee Retirement Income Security Act” on page S-48 of the accompanying prospectus supplement no. 634

Supplemental plan of distribution: as described under “Supplemental Plan of Distribution” on page S-49 of the accompanying prospectus supplement no. 634; Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of % of the face amount; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $

HYPOTHETICAL EXAMPLES

        The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical index levels on the determination date could have on the payment amount at maturity assuming all other variables remain constant.

        The examples below are based on index levels that are entirely hypothetical; no one can predict what the index level will be on any day throughout the life of your notes, and no one can predict what the final index level will be on the determination date. The index has been highly volatile — meaning that the index level has changed substantially in relatively short periods — in the past, and its performance cannot be predicted for any future period.

        The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the index. In addition, assuming no changes in market conditions or any other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of any Applicable Pricing Supplement (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Will Be Significantly Less Than the Issue Price” on page S-19 of the accompanying prospectus supplement no. 634. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount $1,000
Participation rate 100%
Maximum supplemental amount 33.6% of the face amount
No market disruption event occurs
No change in or affecting any of the index commodities or the method by which the index sponsor calculates the index
Notes purchased on original issue date and held to the stated maturity date

        For these reasons, the actual performance of the index over the life of the notes, as well as the amount payable at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the index shown elsewhere in this pricing supplement. For information about the historical levels of the index during recent periods, see “The Index — Historical High, Low and Closing Levels of the Index” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the index between the date of this pricing supplement and the date of your purchase of the offered notes.

        Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the index stocks.

        The levels in the left column of the table below represent hypothetical final index levels and are expressed as percentages of the initial index level. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final index levels, and are expressed as percentages of the face amount of a note. Thus, a hypothetical payment amount of 100% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100% of the face amount of a note, based on the corresponding hypothetical final index level and the assumptions noted below.

Hypothetical Final Index Level (as Percentage of Initial Index Level)	Hypothetical Payment Amount (as Percentage of Face Amount)
200.00%	133.60%
150.00%	133.60%
133.60%	133.60%
120.00%	120.00%
116.00%	116.00%
112.00%	112.00%
108.00%	108.00%
104.00%	104.00%
100.00%	100.00%
96.00%	100.00%
92.00%	100.00%
88.00%	100.00%
84.00%	100.00%
80.00%	100.00%
70.00%	100.00%
50.00%	100.00%
0.00%	100.00%

        If, for example, the final index level were determined to be 96% of the initial index level, the payment amount that we would deliver on your notes at maturity would be 100% of the face amount for each of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held it to the stated maturity date, you will not be paid any supplemental amount.

        In addition, if the final index level were determined to be 150% of the initial index level, the payment amount that we would deliver on your notes at maturity would be capped at 133.60% of the face amount of each of your notes, as shown in the table above. As a result, if the final index level exceeds 133.60% of the initial index level, you will not benefit from any increase in the final index level over 133.60% of the initial index level.

        The following chart also shows a graphical illustration of the hypothetical payment amounts (expressed as a percentage of the face amount of your notes) that we would deliver to you on the stated maturity date, if the final index level (expressed as a percentage of the initial index level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final index level of less than 100% of the initial index level (the section left of the 100% marker on the horizontal axis) would result in a hypothetical payment amount equal to 100% of the face amount for each of your notes (the horizontal line starting from the 100% marker on the vertical axis) and, accordingly, you will not be paid any supplemental amount on your notes. The chart also shows that any hypothetical final index level of greater than 133.60% of the initial index level (the section right of the 133.60% marker on the horizontal axis) would result in a hypothetical payment amount equal to 133.60% of the face amount of each of your notes (the horizontal line that would cross the 133.60% marker on the vertical axis if extended) and, accordingly, you will not benefit from any increase in the final index level beyond 133.60% of the initial index level.

200%
133.60%
100%
Note Performance
Index Performance
0
100%
133.60%
200%
Hypothetical Payment Amount as % of Face Amount
Hypothetical Final Index Level as % of Initial Index Level

        The payment amounts shown above are entirely hypothetical; they are based on market prices for the index stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

We cannot predict the actual final index level on the determination date, or the market value of your notes, nor can we predict the relationship between the index level and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive at maturity, and the rate of return on the offered notes will depend on the actual final index level, determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount in cash to be paid in respect of your notes, if any, on the stated maturity may be very different from the information reflected in the tables above.

THE INDEX

Historical Closing Levels of the Index

        The closing level of the index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the index during any period shown below is not an indication that the index is more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical levels of the index as an indication of the future performance of the index. We cannot give you any assurance that the future performance of the index or the index stocks will result in you receiving an amount greater than the face amount of your notes on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the performance of the index.

        The actual performance of the index over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

        The table below shows the high, low and final closing levels of the index for each of the four calendar quarters in 2005 and 2006, and the first, second and third calendar quarters of 2007, through September 20, 2007. We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Hypothetical Historical High, Low and Final Closing Levels of the Index

	High	Low	Close
2005
Quarter ended March 31	1184.53	1179.49	1180.59
Quaver ended June 30	1203.27	1190.51	1191.53
Quarter ended September 30	1229.57	1225.22	1228.81
Quarter ended December 31	1254.42	1246.59	1248.29
2006
Quarter ended March 31	1303.00	1294.83	1294.83
Quarter ended June 30	1276.30	1270.20	1270.20
Quarter ended September 30	1339.88	1335.64	1335.85
Quarter ended December 31	1427.00	1416.72	1418.30
2007
Quarter ended March 31	1429.22	1408.90	1420.86
Quarter ended June 30	1517.53	1493.61	1503.35
Quarter ending on September 30
(through September 20, 2007)	1553.08	1406.70	1518.75

Additional Information in the Accompanying Prospectus Supplement No. 634

For the description relating to the index, the index sponsor and license agreement between the index sponsor and the issuer, see “The Indices — S&P® 500 Index” on page A-52 of the accompanying prospectus supplement no. 634.

S-7

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

        The notes will be treated as a single debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes, as described in the section “United States Federal Taxation” in the accompanying prospectus supplement. These rules will generally have the effect of requiring you to include amounts in income in respect of your notes prior to your receipt of cash attributable to such income based on the comparable yield of the notes, regardless of whether any stated interest is payable on the notes. In addition, any gain you recognize upon the sale, exchange, redemption or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, capital loss. You should read the discussion under United States Federal Taxation in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes.

        We have determined that the comparable yield for the notes is equal to      % per annum, compounded semi-annually, with a projected payment at maturity of $      based on an investment of $1,000. Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, you would be required to report the following amounts as ordinary income from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period
January 1, 2007 through	$	$
December 31, 2007
January 1, 2008 through	$	$
December 31, 2008
January 1, 2009 through	$	$
December 31, 2009
January 1, 2010 through	$	$
, 2010

        The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

        If you are a United States Alien Holder, please see “United States Federal Taxation – United States Alien Holders” in the accompanying prospectus supplement.

        You should consult your tax advisor concerning the U.S. federal income tax, and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

S-8

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this pricing supplement. You must not rely on any unauthorized information or representations. This pricing supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

TABLE OF CONTENTS
Pricing Supplement

Page
Summary Information	S-2
Hypothetical Examples	S-4
The Index	S-7
Supplemental Discussion of Federal Income Tax Consequences	S-8

Prospectus Supplement No. 634 dated June 1, 2007
Summary Information	S-3
Hypothetical Returns on your Note	S-9
Additional Risk Factors Specific to Your Notes	S-19
General Terms of The Index-linked notes	S-29
Use of Proceeds and Hedging	S-42
United States Federal Taxation	S-44
Employee Retirement Income Security Act	S-48
Supplemental Plan of Distribution	S-49
The Indices	A-1
Dow Jones Euro STOXX 50® Index	A-1
Dow Jones Industrial AverageSM	A-5
FTSETM 100 Index	A-13
S&P GSCI Commodity Index	A-16
S&P GSCI Commodity Total Return Index	A-21
Hang Seng® Index	A-28
MSCI EAFE Index®	A-30
MSCI Taiwan IndexSM	A-34
NASDAQ-100 Index®	A-36
Nikkei 225 Index	A-40
PHLX Housing SectorSM Index	A-43
PHLX Oil Service SectorSM Index	A-47
Russell 2000® Index	A-48
S&P 500® Index	A-52
TOPIX® Index	A-55

Prospectus Supplement dated December 5, 2006
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-20
Employee Retirement Income Security Act	S-20
Supplemental Plan of Distribution	S-21
Validity of the Notes	S-23

Prospectus dated December 5, 2006
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	31
Description of Purchase Contracts We May Offer	47
Description of Units We May Offer	52
Description of Preferred Stock We May Offer	57
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	66
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	93
Considerations Relating to Securities Issued in Bearer Form	99
Considerations Relating to Indexed Securities	103
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	106
Considerations Relating to Capital Securities	109
United States Taxation	112
Plan of Distribution	135
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Cautionary Statement Pursuant to the Private Litigation Reform Act of 1995	140

$

The Goldman Sachs Group, Inc.

Index-Linked Notes due 2010
(Linked to the S&P® 500 Index)

Medium-Term Notes, Series B

Goldman, Sachs & Co.